August 18, 2025

Trent Mell
Chief Executive Officer
Electra Battery Materials Corporation
133 Richmond Street W, Suite 602
Toronto, ON M5H 2L3
Canada

       Re: Electra Battery Materials Corporation
           Amendment No. 2 to Registration Statement on Form F-3
           Filed August 11, 2025
           File No. 333-288364
Dear Trent Mell:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 6, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-3
General

1.     We note your statement in your revised explanatory note that    [t]his
Amendment No.
       2 does not reflect events occurring after the filing of the Original
Filing    on June 27,
       2025 and    does not modify or update the disclosure therein in any way except as
       described above.    Please remove such statement from your explanatory
note and
       update your prospectus disclosure accordingly. Refer to Form F-3.
 August 18, 2025
Page 2
2. We note that on August 15, 2025 you provided in a report on Form 6-K your interim financial statements for the six months ended June 30, 2025. Please revise your registration statement to provide such interim financial information in your prospectus, or to incorporate such interim financial information by reference. Refer to
      Item 5(b)(2) of Form F-3 and Item 8.A.5 of Form 20-F. Refer also to Item 6(c) of
      Form F-3.

       Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Thomas Rose